SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------
                                 SCHEDULE 13D/A
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934

                          GLOBALNET FINANCIAL.COM, INC.
                    ----------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                     37937R
                    ----------------------------------------
                                 (CUSIP Number)

                                Francesco Gardin
                                AISoftw@re S.p.A.
                                via C. Esterle 9
                                  20132 Milano
                                      Italy
                                011-39-02-280141
                    ----------------------------------------
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                                Alberto Luzarraga
                               Shearman & Sterling
                                 Broadgate West
                                 9 Appold Street
                                 London EC2A 2AP
                                 United Kingdom

                            Tel: 011-44-20-7655-5000

                                 August 17, 2001
                    ----------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

CUSIP No.     37937R
              ------------------------------------------------------------------

(1)      Name of Reporting Person(s)  INFUSION S.P.A.
                                     -------------------------------------------
         S.S. or I.R.S. Identification No. of Above Person

         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|X|      (b)

(3)      SEC Use Only
                     -----------------------------------------------------------
         -----------------------------------------------------------------------


(4)      Source of Funds (See Instructions)    AF
                                              -----

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).  |_|

(6)      Citizenship or Place of Organization   Italy
                                              ----------------------------------
--------------------
    Number of                 (7)    Sole Voting Power          NONE
     Shares                          -------------------------------------------
   Beneficially               (8)    Shared Voting Power        2,774,201
     Owned by                        -------------------------------------------
      Each                    (9)    Sole Dispositive Power     NONE
    Reporting                        -------------------------------------------
   Person With                (10)   Shared Dispositive Power   2,774,201
--------------------                 -------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         2,774,201 Shares
         -----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

(13)     Percent of Class Represented by Amount in Row (11)    12.9%
                                                            --------------------

(14)     Type of Reporting Person (See Instructions)  CO
                                                     ---------------------------

CUSIP No.     37937R
              ------------------------------------------------------------------

(1)      Name of Reporting Person(s)  AISOFTW@RE S.P.A.
                                     -------------------------------------------
         S.S. or I.R.S. Identification No. of Above Person

         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|X|      (b)

(3)      SEC Use Only
                     -----------------------------------------------------------
         -----------------------------------------------------------------------


(4)      Source of Funds (See Instructions)    OO
                                              -----

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).  |_|

(6)      Citizenship or Place of Organization   Italy
                                              ----------------------------------
--------------------
    Number of                 (7)    Sole Voting Power          NONE
     Shares                          -------------------------------------------
   Beneficially               (8)    Shared Voting Power        2,774,201
     Owned by                        -------------------------------------------
      Each                    (9)    Sole Dispositive Power     NONE
    Reporting                        -------------------------------------------
   Person With                (10)   Shared Dispositive Power   2,774,201
--------------------                 -------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         2,774,201 Shares
         -----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

(13)     Percent of Class Represented by Amount in Row (11)    12.9%
                                                            --------------------

(14)     Type of Reporting Person (See Instructions)  CO
                                                     ---------------------------

CUSIP No.     37937R
              ------------------------------------------------------------------

(1)      Name of Reporting Person(s)  FRANCESCO GARDIN
                                     -------------------------------------------
         S.S. or I.R.S. Identification No. of Above Person

         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|X|      (b)

(3)      SEC Use Only
                     -----------------------------------------------------------
         -----------------------------------------------------------------------


(4)      Source of Funds (See Instructions)    PF
                                              -----

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).  |_|

(6)      Citizenship or Place of Organization   Italy
                                              ----------------------------------
--------------------
    Number of                 (7)    Sole Voting Power          NONE
     Shares                          -------------------------------------------
   Beneficially               (8)    Shared Voting Power        2,774,201
     Owned by                        -------------------------------------------
      Each                    (9)    Sole Dispositive Power     NONE
    Reporting                        -------------------------------------------
   Person With                (10)   Shared Dispositive Power   2,774,201
--------------------                 -------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         2,774,201 Shares
         -----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

(13)     Percent of Class Represented by Amount in Row (11)    12.9%
                                                            --------------------

(14)     Type of Reporting Person (See Instructions)  IN
                                                     ---------------------------

Introductory Statement
----------------------

         This Amendment No. 3 (this "Amendment") amends and supplements the
Schedule 13D originally filed on July 9, 2001, as amended by Amendment No. 1 thereto filed on August 8, 2001 and Amendment No. 2 thereto filed on August 17, 2001(as so amended, the "Schedule 13D") by Infusion S.p.A., AISoftw@re S.p.A. and Francesco Gardin (collectively, the "Reporting Persons") with respect to their beneficial ownership of 2,774,201 shares of Common Stock, par value $.001 per share (the "Issuer Common Stock"), of GlobalNet Financial.com, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 4. Purpose of Transaction.
        ----------------------

Item 4 is hereby amended and restated in its entirety as follows:

         The Reporting Persons acquired the 2,774,201 Shares held by them with the purpose of acquiring a significant stake in the Issuer. The Reporting Persons have had discussions with other significant shareholders of the Issuer regarding the acquisition of additional Shares held by such shareholders or, alternatively, regarding an agreement or understanding with such shareholders with respect to jointly obtaining a controlling stake in the Issuer and subsequently effectuating a change in the board of directors and management of the Issuer.

         The Board of Directors of the Issuer adopted a Shareholder Rights Plan dated as of July 19, 2001 (the "Rights Plan") in response to the filing of the
Schedule 13D by the Reporting Persons. As a result of the adoption of the Rights Plan, the Reporting Persons determined to pursue a dialogue with the Issuer and its shareholders regarding a potential combination of the Issuer with AISoftw@re or Infusion. AISoftw@re proposed a friendly stock-for-stock merger to the Board of Directors of the Issuer and, in connection therewith, AISoftw@re and the Issuer entered into a non-disclosure agreement dated August 7, 2001. See Item 6 of the Schedule 13D for a description of the proposal and the non-disclosure agreement.

         Since August 7, 2001, the Reporting Persons have engaged in a due diligence review with respect to the Issuer and have had negotiations regarding such a combination with the Issuer's management and significant shareholders. As of 5:00 p.m., New York time, on August 15, 2001, the Reporting Persons and the Issuer had not reached an agreement with respect to such a business combination and had not executed a merger agreement.

         The Reporting Persons still believe that a transaction with AISoftw@re represents the best value for the shareholders of both the Issuer and AISoftw@re. Accordingly, on August 16, 2001, AISoftw@re wrote to the board of directors of the Issuer to propose an amendment to its earlier merger offer. Under the terms of AISoftw@re's amended proposal, AISoftw@re would acquire each outstanding share of the Issuer in a cash tender offer under which Issuer shareholders would receive $0.45 in exchange for each share of Issuer Common Stock, and $0.045 in exchange for each share of Class A common stock of the Issuer. Such offer would not be subject to any financing condition. A copy of a letter dated August 16, 2001 from AISoftw@re to the Issuer communicating the foregoing is attached hereto as Exhibit G and is incorporated herein by reference in its entirety. Also attached hereto as Exhibits H and I, respectively, each of which is incorporated herein by reference in its entirety, are copies of two press releases announcing the Issuer's rejection of AISoftw@re's stock-for-stock merger proposal and announcing AISoftw@re's amended cash tender offer proposal.

         After the close of business on August 17, 2001, AISoftw@re submitted to the Issuer a formal written amendment to its earlier stock-for-stock merger proposal. On August 18, 2001, the Issuer informed AISoftw@re that the Issuer had delivered a notice of termination to NewMedia SPARK plc ("SPARK") pursuant to which it is terminating its merger agreement among the Issuer, SPARK and GlobalNet Acquisitions Inc., a wholly-owned subsidiary of SPARK. The termination is scheduled to become effective August 21, 2001 at approximately 11:00 p.m., New York time. The Issuer has informed AISoftw@re that upon the effective termination of the SPARK merger agreement, the Issuer will enter into a merger agreement with AISoftw@re and AISoftw@re Acquisition Corp., its wholly-owned subsidiary incorporated in the state of Delaware. Pursuant to such merger agreement, AISoftw@re Acquisition Corp. will promptly commence a cash tender offer to acquire all of the outstanding shares of Issuer at $0.45 per share of Issuer Common Stock and $0.045 per share of Class A common stock of the Issuer. In addition, when the merger agreement with the Issuer is executed, AISoftw@re will enter into a loan agreement under which it will provide up to $3 million in interim financing to the Issuer to meet its financial obligations until the AISoftw@re tender offer is completed. Following completion of the cash tender offer and receipt of necessary approvals, AISoftw@re will consummate a merger in which all of the remaining shareholders of the Issuer will receive the same price paid in the tender offer in cash. The proposed transaction is subject to regulatory approvals and to other customary conditions. Attached hereto as Exhibit J and incorporated herein by reference in its entirety is a copy of a press release announcing the delivery of the Issuer's termination notice and the intention of the Issuer and AISoftw@re to enter into a merger agreement.

         Notwithstanding the foregoing, while it is the current intention of AISoftw@re to execute a merger agreement with the Issuer upon the effectiveness of the termination of the merger agreement among the Issuer, SPARK and GlobalNet Acquisitions Inc., and to subsequently make a public cash tender offer for the Issuer, a merger agreement has not yet been executed and none of the Reporting Persons is, at this time, making a public offer for the Issuer. No assurances can be given that such a combination will, in fact, take place or that such an offer will, in fact, be made.

         In addition, if the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Shares or otherwise, they may acquire additional Shares either in the open market or in privately negotiated transactions, in any case only to the extent permitted by law.

         Each of the Reporting Persons from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time. In addition to the possibility of acquiring additional Shares, depending on the market and other factors, a Reporting Person may determine to dispose of some or all of the Shares currently owned by such Reporting

Person or otherwise acquired by such Reporting Person either in the open market or in privately negotiated transactions.

         Except as set forth above, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person,
(h) causing a class of the Issuer's securities to be deregistered or delisted,
(i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 7. Material to Be Filed as Exhibits.
        --------------------------------

Item 7 is hereby amended and supplemented to add the following exhibits:

Exhibit J -  Press Release dated August 19, 2001

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


August 20, 2001

                                           INFUSION S.P.A.


                                           By:      /s/ Francesco Gardin
                                               ---------------------------------
                                           Name:  Francesco Gardin
                                           Title: President of the Board of
                                                  Directors


                                           AISOFTW@RE S.P.A.


                                           By:      /s/ Francesco Gardin
                                               ---------------------------------
                                           Name:  Francesco Gardin
                                           Title: President of the Board of
                                                  Directors and Chief Executive
                                                  Officer




                                             /s/  Francesco Gardin
                                           -------------------------------------
                                           Francesco Gardin

                                  EXHIBIT INDEX


  Exhibit No.                      Description                          Page No.
  -----------                      -----------                          --------
       J                Press Release dated August 19, 2001             J-1

                                                                       EXHIBIT J
                                                                       ---------


                GLOBALNET FINANCIAL.COM, INC. DELIVERS NOTICE OF
                      TERMINATION TO NEW MEDIA SPARK, plc

Milan and New York, August 19, 2001 - AISoftw@re S.p.A. ("AISoftw@re"; Milan:
AISW) announced today that it had been informed by GlobalNet Financial.com, Inc. ("GlobalNet") (NASDAQ:GLBN; LSE:GLFA) that GlobalNet had delivered a notice of termination to New Media SPARK, plc ("SPARK") pursuant which it is terminating its the merger agreement among GlobalNet, SPARK and GlobalNet Acquisitions Inc., a wholly-owned subsidiary of SPARK. The termination is scheduled to become effective August 21, 2001 at approximately 11:00 pm New York time.

Upon the effective termination of the SPARK merger agreement, GlobalNet will enter into a merger agreement with AISoftw@re and AISoftw@re Acquisition Corp., its wholly-owned subsidiary incorporated in the state of Delaware, pursuant to which AISoftw@re Acquisition Corp. will promptly commence a cash tender offer to acquire all of the outstanding GlobalNet shares at $0.45 per GlobalNet common share and $0.045 per Class A common share. In addition, when the merger agreement with GlobalNet is executed, AISoftw@re will enter into a loan agreement under which it will provide up to $3 million in interim financing to GlobalNet to meet its financial obligations until the AISoftw@re tender offer is completed.

Following completion of the cash tender offer and receipt of necessary approvals, AISoftw@re will consummate a merger in which all of the remaining GlobalNet shareholders will receive the same price paid in the tender offer in cash. The transaction is subject to regulatory approvals and to other customary conditions.

AISoftw@re S.p.A. (www.ais.it), founded in 1983 and with consolidated group sales in 2000 of 23,727,743 Euros, is a company specializing in the development of decision-supporting knowledge processing and data intelligence technologically innovative Internet and Intranet solutions. Its technical expertise in proprietary products distributed on reference markets positions AISoftw@re as a leading company in medical imaging, advanced software systems and financial market software solutions. AISoftw@re has been listed on Nasdaq Europe since November 1999 and on the Italian Nuovo Mercato since August 2000. The company has started a program of growth based on international expansion, aggressive recruitment, acquisitions and equity investments in software companies working in the area of Internet applications development.



Contact:
Francesco Gardin
CEO, AISoftware: 39-335 296573

                                      J-1